1103 - 750 West Pender St. Vancouver, B.C. V6C 2T8 Tel: 604 - 689 - 7644 Fax: 604 - 689 - 7645 Email: info@almadenminerals.com

ALMADEN
MINERALS LTD.

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended June 30, 2007.

Almaden Minerals Ltd.
Consolidated interim balance sheets
June 30, 2007 and December 31, 2006

	June 30,	December 31,
	2007	2006
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$14,986,685	$18,796,956
Accounts receivable and prepaid expenses	1,622,218	600,413
Marketable securities	3,519,618	1,319,142
Inventory (Note 3)	274,768	274,768
Total current assets	20,403,289	20,991,279
Property, plant and equipment (Note 4)	1,245,752	1,246,805
Reclamation deposit	81,500	76,500
Mineral property deposit (Note 5g(ii))	585,893	-
Mineral properties (Note 5)	6,309,208	6,404,978
Total assets	$28,625,642	$28,719,562
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$183,524	$369,250
Mineral taxes payable	379,653	379,653
Total current liabilities	563,177	748,903
Shareholders’ Equity
Share capital
Authorized
Unlimited number of common shares without par value
Issued (Note 6)
44,251,047 shares – June 30, 2007
43,624,255 shares – December 31, 2006	47,590,651	46,655,822
Contributed surplus (Note 7)	3,802,997	4,081,471
Accumulated other comprehensive income (Note 8)	224,531	-
Deficit accumulated during the exploration stage	(23,555,714)	(22,766,634)
Total shareholders’ equity	28,062,465	27,970,659
Total liabilities and shareholders’ equity	$28,625,642	$28,719,562

On behalf of the Board

 “Duane Poliquin”
Duane Poliquin, Director

“James E. McInnes”
James E. McInnes, Director

Almaden Minerals Ltd.
Consolidated interim statements of operations and deficit
Six month periods ended June 30, 2007 and 2006 (unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Revenue
Interest income	$155,283	$156,430	$323,456	$226,900
Other income	98,964	(35,996)	131,123	16,462
	254,247	120,434	454,579	243,362
Expenses
General and administrative expenses
(Schedule)	346,306	271,559	715,047	576,976
Write-down of interests in mineral
Properties	49,411	198,319	214,926	303,142
General exploration expenses	363,223	202,886	825,552	342,322
	758,940	672,764	1,755,525	1,222,440
	(504,693)	(552,330)	(1,300,946)	(979,078)
Write-down of marketable securities	-	(131,200)	-	(293,200)
Income on mineral property options	345,472	61,878	359,747	98,426
Gain on sale of securities	208,629	89,465	325,438	207,695
Foreign exchange (loss) gain	(181,257)	(106,049)	(187,362)	(98,647)
Recovery of asset written-off	14,043	-	14,043	-
Loss before income taxes	(117,806)	(638,236)	(789,080)	(1,064,804)
Income tax recovery	-	-	642,600	-
Net loss	(117,806)	(638,236)	(146,480)	(1,064,804)
Deficit, accumulated during exploration
stage, beginning of period	(23,437,908)	(18,924,427)	(22,766,634)	(18,497,859)
Renouncement of tax deductibility relating
to flow-through shares	-	-	(642,600)	-
Deficit, accumulated during exploration
stage, end of period	$(23,555,714)	$(19,562,663)	$(23,555,714)	$(19,562,663)
Net loss per share
Basic and diluted	$(0.00)	$(0.02)	$(0.00)	$(0.03)
Basic and diluted weighted average
number of shares outstanding	44,212,311	36,006,711	44,021,698	39,454,702

Almaden Minerals Ltd.
Consolidated interim statements of comprehensive income
Six month periods ended June 30, 2007 and 2006 (unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Net loss	$(117,806)	$(638,236)	$(146,480)	$(1,064,804)
Unrealized gains and losses on available-for-
sale financial assets arising during the period	18,538	-	256,314	-
Reclassification adjustment for gains and
losses included in net income (loss)	(210,223)	-	(328,013)	-
Other comprehensive income	(191,685)	-	(71,699)	-
Comprehensive income	$(309,491)	$(638,236)	$(218,179)	$(1,064,804)

Almaden Minerals Ltd.
Consolidated interim statements of cash flows
Six month periods ended June 30, 2007 and 2006 (unaudited)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Operating activities
Net loss	$(117,806)	$(638,236)	$(146,480)	$(1,064,804)
Items not affecting cash
Income tax recovery	-	-	(642,600)	-
Depreciation	57,017	54,401	109,805	107,267
Gain on marketable securities	(208,629)	(89,465)	(325,438)	(207,695)
Write-down of marketable securities	-	131,200	-	293,200
Income on mineral property options	(345,472)	(61,878)	(359,747)	(98,426)
Write-down of interests in mineral
Properties	49,411	198,319	214,926	303,142
Changes in non-cash working capital
Components
Accounts receivable and prepaid expenses	(839,804)	180,342	(1,021,805)	(197)
Accounts payable and accrued liabilities	(171,153)	(59,862)	(185,726)	7,078
Deferred exploration advances	-	(89,468)	-	-
	(1,576,436)	(374,647)	(2,357,065)	(660,435)
Financing activities
Issuance of shares – net of share issue costs	333,849	9,065,152	643,355	12,432,917
Investing activities
Mineral property deposit	(585,893)	-	(585,893)	-
Reclamation deposit	(5,000)	5,000	(5,000)	5,000
Marketable securities
Purchases	(16,500)	(12,500)	(16,500)	(32,500)
Net proceeds	242,241	293,969	448,495	524,213
Property, plant and equipment
Purchases	(105,287)	(41,960)	(108,752)	(115,642)
Mineral properties
Costs	(248,984)	(458,611)	(2,474,911)	(803,577)
Proceeds	530,000	75,510	646,000	77,582
	(189,423)	(138,592)	(2,096,561)	(344,924)
Net cash (outflow) inflow	(1,432,010)	8,551,913	(3,810,271)	11,427,558
Cash and cash equivalents,
beginning of period	16,418,695	10,836,695	18,796,956	7,961,050
Cash and cash equivalents,
end of period	$14,986,685	$19,388,608	$14,986,685	$19,388,608

ALMADEN MINERALS LTD.
Notes to consolidated interim financial statements
June 30, 2007 (unaudited)

1. Basis of presentation

These interim unaudited consolidated financial statements do not include all the disclosure required by Canadian generally accepted accounting principles for annual statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 specifically the following Notes: Note 1 on the Nature of Operations; Note 2 on Significant Accounting Policies; and Note 15 on Commitments and Contingencies. These statements are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. They have been prepared using the same accounting policies and methods as those used in the December 31, 2006 accounts.

2. Change in accounting policy - Financial instruments

During 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA handbook. The CICA issued the following handbook sections: Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3251, Equity.

These sections specify when a financial instrument is to be recognized on the balance sheet. These sections require a financial instrument to be measured at fair value or using cost-based measures, establish how gains and losses are recognized and presented, including introducing comprehensive income; specify how hedge accounting is applied; and establish new disclosures about an entity’s accounting for designated hedging relationships and the methods and assumptions applied in determining fair values.

The standards require that all financial assets be classified as trading, available for sale, held to maturity or loans and receivables. In addition the standards require that financial assets, including derivatives, be measured at fair value on the balance sheet with the exception of loans, receivables and investments classified as held to maturity which will be measured at amortized cost. Changes in the fair value of available-for-sale securities are reported within a new statement of Other Comprehensive Income (“OCI”), until the financial asset is derecognized or becomes impaired. Changes in the fair value of trading securities are recorded directly into income. Financial liabilities are classified as trading or at amortized cost.

The Company adopted the new standards effective January 1, 2007. The impact on the Company of the new standards will be accounting for marketable securities at their fair value on the balance sheet and recognition of the movement in unrealized gains/losses on marketable securities in Other Comprehensive Income. The adoption of these standards resulted in the reporting of marketable securities at a fair value of $1,615,372 at December 31, 2006 with an adjustment to increase opening accumulated other comprehensive income by $296,230 as of January 1, 2007.

ALMADEN MINERALS LTD.
Notes to consolidated interim financial statements
June 30, 2007 (unaudited)

3. Inventory

Inventory consists of 1,597 ounces of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at June 30, 2007 is $1,099,741.  (December 31, 2006-$1,185,600).

4. Property, plant and equipment

		June 30, 2007		December 31, 2006
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Automotive equipment	$359,967	$190,056	$169,911	$158,621
Furniture and fixtures	130,400	98,040	32,360	35,956
Computer hardware	217,560	160,048	57,512	56,953
Computer software	50,521	27,775	22,746	26,760
Geological data library	65,106	38,805	26,301	29,223
Field equipment	331,950	152,267	179,683	132,895
Mill equipment	323,264	-	323,264	323,264
Leasehold improvements	27,181	9,921	17,260	20,117
Drill equipment	643,078	226,363	416,715	463,016
	$2,149,027	$903,275	$1,245,752	$1,246,805

At June 30, 2007 the mill equipment was not in use. Depreciation will be charged once the equipment is put into use.

ALMADEN MINERALS LTD.
Notes to consolidated interim financial statements
June 30, 2007 (unaudited)

5. Mineral properties

	June 30,	December 31,
	2007	2006
Canada
Elk
100% interest in mineral claims in British Columbia
which includes the Siwash gold deposit	$4,994,907	$4,737,735
ATW
Net 37.5% interest in mineral claims near Lac De Gras,
Northwest Territories	100,000	100,000
Merit and Brookmere
100% interest in mineral claims in British Columbia	44,040	62,440
Nicoamen River
100% interest in mineral claims in British Columbia	38,050	38,050
Skoonka Creek
49% interest in mineral claims in British Columbia	87,926	22,798
MOR
100% interest in mineral claims in the Yukon Territory	31,524	31,524
Rock River Coal
50% interest in 187,698 acre coal prospect in the Yukon
Territory	39,339	39,339
Mexico
Caballo Blanco
100% interest in mineral claims in Veracruz State	1	552,518
Viky
100% interest in mineral claims in Coahuila State	125,909	230,918
Tuligtic
100% interest in mineral claims in Puebla State	121,022	121,022
Fuego
100% interest in mineral claims in Oaxaca State	1	1
San Carlos / San Jose
100% interest in mineral claims in Tamaulipas State	77,720	41,520
Yago
100% interest in mineral claims in Nayarit State	1	1
Interests in various other mineral claims	648,768	427,112
	$6,309,208	$6,404,978

ALMADEN MINERALS LTD.
Notes to consolidated interim financial statements
June 30, 2007 (unaudited)

5. Mineral properties (continued)

The following is a description of the Company’s most significant property interest and related commitments:

(a)	Nicoamen River

The Company acquired a 100% interest in the Nicoamen River property by staking. During 2006, the Company entered into an agreement with Tanqueray Resources Ltd. (“Tanqueray”). To earn a 60% interest, Tanqueray had to incur exploration expenditures of $4,000,000 and issued 1,000,000 shares to the Company by December 31, 2012. During the six months ended June 30, 2007, Tanqueray abandoned its interest in the property.

(b)	Caballo Blanco

To earn a 100% interest, the Company issued a total of 200,000 common shares and paid US$668,500. The underlying owner would receive a NSR of 2.5% to 1% based on the rate of production. The Company can purchase 50% of this NSR for a fixed payment of US$750,000. During 2006, Comaplex completed earn-in requirements as to a 60% interest. During the six months ended June 30, 2007, the Company acquired Comaplex’s 60% interest for US$1,250,000. Subsequently, the Company entered into an agreement with Canadian Gold Hunter Corp. (“CGH”). To earn a 70% interest, CGH must make a US$500,000 payment upon signing a formal agreement (received in subsequent period), issue 1,000,000 shares to the Company (received) and incur exploration expenditures totalling US$12,000,000 over six years and fund all costs required for the completion of a bankable feasibility study.

(c)	Viky

The Company acquired a 100% interest in the Viky Property by staking and purchased interest in three additional mineral claims. During the six months ended June 30, 2007, the Company entered into an agreement with Apex Silver Mines Limited (“Apex”). To earn a 60% interest, Apex must incur exploration expenditures of US$5,600,000 and make cash payments of US$1,350,000 to the Company over six years.

(d)	San Carlos

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim subject to a 2% NSR. During the six months ended June 30, 2007, the Company purchased the NSR for US$20,000 and a 25,000 share purchase warrant for a term of three years at a price of $3.00 per share.

(e)	Yago

The Company acquired a 100% interest in the Yago property by staking and purchased a 100% interest in various other mineral claims. During the six months ended June 30, 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”). To earn a 60% interest, Spire has to incur exploration expenditures totalling US$3,500,000 and issue 800,000 shares to the Company over five years.

ALMADEN MINERALS LTD.
Notes to consolidated interim financial statements
June 30, 2007 (unaudited)

5. Mineral properties (continued)

(f)	Japan Oil, Gas and Metals National Corporation Joint Venture

During 2005, the Company entered into a joint venture agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”). The regional joint venture program was to consist of grassroots exploration for base metal deposits over a selected area in Mexico. During the six months ended June 30, 2007, JOGMEC withdrew from all joint venture activities.

(g)	Other

(i) Bufa

The Company acquired a 100% interest in the Guadalupe claim by staking. During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”). During the six months ended June 30, 2007, the Company renegotiated its agreement Lincoln. To earn a 60% interest, Lincoln must incur exploration expenditures of US$3,500,000 and issue 1,550,000 shares to the Company over five years.

(ii) Matehuapil

During the six months ended June 30, 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim. An initial payment of $117,572, representing 20% of the purchase price, was paid. The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments and one in the amount of $138,929 to cover a NSR royalty to be renewed annually.

ALMADEN MINERALS LTD.
Notes to consolidated interim financial statements
June 30, 2007 (unaudited)

6. Share capital

(a) The changes in issued shares since December 31, 2006 to June 30, 2007 are as follows:

	Number	Amount
Balance, December 31, 2006	43,624,255	$46,655,822
For cash on exercise of stock options	626,792	934,829
(including transfer from contributed surplus of $291,474)
Balance, June 30, 2007	44,251,047	$47,590,651

(b) Warrants

	Number of		Exercise
	Warrants	Expiry Date	Price Range
Outstanding,		November 15, 2007
December 31, 2006	370,541	to July 21, 2008	$1.78 to $3.00
Granted	25,000	March 20, 2010	$3.00
Outstanding,		November 15, 2007
June 30, 2007	395,541	to March 20, 2010	$1.78 to $3.00

The fair value of the warrants issued March 20, 2007 was estimated at $13,000 (see Note 7) using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free interest rate of 4.16%; expected life of 3 years; dividend rate of 0%; and volatility of 40.15% .

At June 30, 2007 the following share purchase warrants were outstanding:

Number of		Exercise
Warrants	Expiry Date	Price Range
		$
4,250	November 16, 2007	1.78
162,500	July 21, 2008	3.00
88,841	November 15, 2007	2.85
114,950	December 20, 2007	3.00
25,000	March 20, 2010	3.00
395,541

ALMADEN MINERALS LTD.
Notes to consolidated interim financial statements
June 30, 2007 (unaudited)

6. Share capital (continued)

(c)	Options

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the total permitted under the plan in any twelve month period. At June 30, 2007, the Company had reserved 989,105 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant. The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. The Company also has stock options outstanding relating to the period before the introduction of the stock option plan.

The following table presents the outstanding options as at December 31, 2006 and June 30, 2007 and changes during the period:

		Weighted
		Average
		Exercise
Options	Shares	Price
Outstanding at December 31, 2006	4,798,483	$1.36
Exercised	(626,792)	1.03
Outstanding and exercisable at June 30, 2007	4,171,691	$1.41

The following table summarizes information about stock options outstanding at June 30, 2007:

	Options Outstanding and Exercisable
Number	Expiry	Exercise
Of Shares	Date	Price
		$
50,000	September 5, 2007	2.92
250,000	February 26, 2008	0.80
100,000	July 6, 2008	2.50
581,691	October 7, 2008	0.45
154,000	December 1, 2009	0.39
971,000	December 14, 2009	1.67
240,000	June 17, 2010	1.79
1,825,000	July 6, 2011	2.50
4,171,691

Subsequent to June 30, 2007, the Company received $367,400 on the exercise of 130,000 stock options (including transfer from contributed surplus of $125,400).

ALMADEN MINERALS LTD.
Notes to consolidated interim financial statements
June 30, 2007 (unaudited)

7. Contributed surplus

Balance, December 31, 2006	$4,081,471
Fair value of warrants granted during the period	13,000
Exercise of stock options	(291,474)
Balance, June 30, 2007	$3,802,997

8. Accumulated other comprehensive income

Balance, December 31, 2006	$-
Adoption of financial instruments standards	296,230
Comprehensive loss for the period	(71,699)
Balance, June 30, 2007	$224,531

9. Related party transactions

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

A company controlled by the Chief Executive Officer of the Company was paid $70,000 for technical services and $23,863 for general and administrative services during the six months ended June 30, 2007.

The Chief Operating Officer of the Company was paid salary of $70,000 for geological services during the six months ended June 30, 2007.

An officer of the Company was paid salary of $40,854 for accounting services rendered during the six months ended June 30, 2007.

Accounts payable at June 30, 2007 included $23,633 due to related companies.

10. Subsequent events

On July 23, 2007, the Company completed its agreement with Tarsis Capital Corp. (“Tarsis”), a capital pool company, whereby Tarsis acquired the interests of certain mineral exploration properties located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis. In addition, Tarsis also granted to the Company a net smelter royalty equal to 2% of all metals discovered on the properties and will issue the Company up to 500,000 common shares if, within 24 months of the completion of the acquisition, any of the properties becomes subject of an option agreement with an arm’s length third party with a commitment by the third party to expend a minimum of $500,000 on the property. Tarsis used the acquisition to constitute the qualifying transaction as defined in the policies of the TSX Venture Exchange.

ALMADEN MINERALS LTD.
Notes to consolidated interim financial statements
June 30, 2007 (unaudited)

	Six Months Ended June 30,
	2007	2006
Depreciation	$109,805	$107,267
Insurance	39,660	24,048
Office and licenses	176,641	108,826
Professional fees	93,350	111,662
Regulatory compliance	31,068	-
Rent	70,996	62,847
Stock exchange fees	37,317	35,481
Transfer agent fees	4,607	16,313
Travel and promotion	151,604	110,532
	$715,047	$576,976